Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements as at and for the years ended December 31, 2013 and December 31, 2012 of Penn West Petroleum Ltd. were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements. An internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our internal control over financial reporting as defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. The assessment was based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2013 our internal control over financial reporting was effective.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, assesses their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

/s/ David E. Roberts	/s/ Todd H. Takeyasu

David E. Roberts	Todd H. Takeyasu
President & CEO	Executive Vice President & CFO

March 6, 2014

2013 ANNUAL FINANCIAL STATEMENTS 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Penn West Petroleum Ltd. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Penn West Petroleum Ltd.’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2014

2013 ANNUAL FINANCIAL STATEMENTS 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Penn West Petroleum Ltd.

We have audited Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting in the Company’s annual report on Form 40-F for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the years then ended, and our report dated March 6, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2014

2013 ANNUAL FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions)	Note	December 31, 2013	December 31, 2012
Assets
Current
Accounts receivable	4	$263	$364
Other	4	57	79
Deferred funding assets	5	139	187
Risk management	11	2	76

		461	706

Non-current
Deferred funding assets	5	184	238
Exploration and evaluation assets	6	645	609
Property, plant and equipment	7	9,392	10,892
Goodwill	8	1,912	1,966
Risk management	11	50	26

		12,183	13,731

Total assets		$12,644	$14,437

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	4	$654	$764
Dividends payable	15	68	129
Current portion of long-term debt	9	64	5
Risk management	11	24	9

		810	907
Non-current
Long-term debt	9	2,394	2,685
Decommissioning liability	10	603	635
Risk management	11	16	35
Deferred tax liability	12	1,102	1,350
Other non-current liabilities	14	9	5

		4,934	5,617

Shareholders’ equity
Shareholders’ capital	13	9,124	8,985
Other reserves	13	80	97
Deficit		(1,494)	(262)

		7,710	8,820

Total liabilities and shareholders’ equity		$12,644	$14,437

Subsequent events (Notes 11, 15 and 22)

Commitments and contingencies (Note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

/s/ Richard L. George	/s/ James C. Smith

Richard L. George	James C. Smith
Chairman	Director

2013 ANNUAL FINANCIAL STATEMENTS 4

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

		Year ended December 31
(CAD millions, except per share amounts)	Note	2013	2012
Oil and natural gas sales		$2,827	$3,235
Royalties		(507)	(595)

		2,320	2,640
Risk management gain (loss)
Realized		8	48
Unrealized	11	(94)	156

		2,234	2,844

Expenses
Operating		853	1,019
Transportation		29	29
General and administrative		160	172
Restructuring		38	13
Share-based compensation	14	32	(10)
Depletion, depreciation and impairment	7	1,792	1,525
Impairment of goodwill	8	48	—
Loss (gain) on dispositions		14	(359)
Exploration and evaluation	6	44	17
Unrealized risk management loss (gain)	11	(48)	5
Unrealized foreign exchange loss (gain)		126	(32)
Financing	9	184	199
Accretion	10	43	54

		3,315	2,632

Income (loss) before taxes		(1,081)	212

Deferred tax expense (recovery)	12	(243)	63

Net and comprehensive income (loss)		$(838)	$149

Net income (loss) per share
Basic	16	$(1.72)	$0.31
Diluted	16	$(1.72)	$0.31
Weighted average shares outstanding (millions)
Basic	16	485.8	475.6
Diluted	16	485.8	475.8

See accompanying notes to the consolidated financial statements.

2013 ANNUAL FINANCIAL STATEMENTS 5

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Year ended December 31
(CAD millions)	Note	2013	2012
Operating activities
Net income (loss)		$(838)	$149
Depletion, depreciation and impairment		1,792	1,525
Impairment of goodwill		48	—
Loss (gain) on dispositions		14	(359)
Exploration and evaluation		44	17
Accretion		43	54
Deferred tax expense (recovery)		(236)	63
Share-based compensation		15	(18)
Unrealized risk management loss (gain)		46	(151)
Unrealized foreign exchange loss (gain)		126	(32)
Decommissioning expenditures	10	(66)	(92)
Change in non-cash working capital	17	51	37

		1,039	1,193

Investing activities
Capital expenditures		(816)	(1,752)
Property dispositions (acquisitions), net		525	1,615
Change in non-cash working capital	17	(44)	(168)

		(335)	(305)

Financing activities
Decrease in long-term debt		(356)	(496)
Issue of equity		12	3
Dividends paid		(360)	(395)

		(704)	(888)

Change in cash		—	—
Cash, beginning of year		—	—

Cash, end of year		$—	$—

See accompanying notes to the consolidated financial statements.

2013 ANNUAL FINANCIAL STATEMENTS 6

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions)
	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013		$8,985	$97	$(262)	$8,820
Net and comprehensive loss		—	—	(838)	(838)
Share-based compensation	14	—	15	—	15
Issued on exercise of options and share rights	13	44	(32)	—	12
Issued to dividend reinvestment plan	13	95	—	—	95
Dividends declared		—	—	(394)	(394)

Balance at December 31, 2013		$9,124	$80	$(1,494)	$7,710

(CAD millions)
	Note	Shareholders’ Capital	Other Reserves	Retained Earnings (Deficit)	Total
Balance at January 1, 2012		$8,840	$95	$103	$9,038
Net and comprehensive income		—	—	149	149
Share-based compensation	14	—	27	—	27
Issued on exercise of options and share rights	13	28	(25)	—	3
Issued to dividend reinvestment plan	13	117	—	—	117
Dividends declared		—	—	(514)	(514)

Balance at December 31, 2012		$8,985	$97	$(262)	$8,820

See accompanying notes to the consolidated financial statements.

2013 ANNUAL FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements were approved for issuance by the Board of Directors on March 6, 2014.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

2013 ANNUAL FINANCIAL STATEMENTS 8

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes, determining whether a CGU has an impairment indicator and determining whether exploration and evaluation (“E&E”) assets are technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages an independent qualified reserve evaluator to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

2013 ANNUAL FINANCIAL STATEMENTS 9

iii) Recoverability of exploration and evaluation assets

E&E assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing/likelihood/amount of commercial production, further resource assessment plans, and future revenue/costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes or a Binomial Lattice option-pricing model, depending on the characteristics of the share-based payment. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

2013 ANNUAL FINANCIAL STATEMENTS 10

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis on December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. If the recoverable amount of the CGU exceeds the carrying value, then no impairment exists. If the carrying value of the CGU exceeds the recoverable amount of the CGU, then an impairment loss shall be recorded. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell and its value-in-use. Goodwill impairment losses are not reversed in subsequent periods.

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

e) Joint arrangements

The consolidated financial statements include Penn West’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating costs. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Penn West records its 55 percent interest of revenues, expenses, assets and liabilities.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

g) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

2013 ANNUAL FINANCIAL STATEMENTS 11

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E costs are transferred to PP&E when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, based on their recoverable amount, the E&E assets are charged to income as E&E expense. Any revenue, royalties, operating expenses and depletion prior to transfer are recognized in the statement of income (loss).

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment at the operating segment level when facts or circumstances indicate that a possible impairment may exist and prior to reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

i) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

2013 ANNUAL FINANCIAL STATEMENTS 12

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Penn West’s derecognition policies.

v) Impairment of oil and natural gas properties

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

2013 ANNUAL FINANCIAL STATEMENTS 13

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”), and the Restricted Options and Share rights governed under the Common Share Rights Incentive Plan (“CSRIP”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under these plans at the grant date using an option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of awards granted under the Long-Term Retention and Incentive Plan (“LTRIP”), the Deferred Share Unit Plan (“DSU”), the Performance Share Unit Plan (“PSU”) and Restricted Rights governed by the CSRIP are based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

n) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

2013 ANNUAL FINANCIAL STATEMENTS 14

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

2013 ANNUAL FINANCIAL STATEMENTS 15

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2013 and 2012, Penn West had no material embedded derivatives.

r) Compound instruments

Components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

At December 31, 2013 and 2012, Penn West had no compound instruments outstanding.

s) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

t) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for enhanced oil recovery projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

New accounting policies

During the first quarter of 2013, Penn West adopted the following standards all of which were applied retroactively except for IFRS 13 and the IAS 36 amendment which were applied prospectively.

IFRS 7 “Financial Instruments—Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. Penn West adopted these amendments with the additional disclosure requirements outlined in Note 11.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

2013 ANNUAL FINANCIAL STATEMENTS 16

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to the Company’s interest in the Peace River Oil Partnership. Penn West has determined that its interest in the Peace River Oil Partnership continues to be a joint operation under the new standard; thus continues to record its proportionate interest in the assets, liabilities, revenue, and expenses in the Partnership.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. Penn West updated its disclosures as required.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IAS 36 “Impairment of assets” was amended to reverse the unintended requirement in IFRS 13 “Fair Value Measurement” to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Company has early adopted these amendments with the disclosure requirements outlined in Note 8.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is still in development and no effective date has been set; therefore, Penn West cannot assess the impact of this standard at this time.

The International Accounting Standards Board issued amendments to IAS 32, “Financial Instruments: Presentation”, which clarify the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The amendments are required to be applied retrospectively for annual periods beginning on or after January 1, 2014. Penn West is currently assessing the impact of this standard at this time.

In May 2013, IFRIC 21 “Levies” was issued and provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executory contracts or other contractual arrangements. The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. This IFRIC is effective for annual periods commencing on or after January 1, 2014 and is to be applied retrospectively. The Company intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

2013 ANNUAL FINANCIAL STATEMENTS 17

4. Working capital

	As at December 31
	2013	2012
Components of accounts receivable
Trade	$68	$138
Accruals	195	226

	$263	$364

Components of other assets
Prepaid expenses	$50	$58
Other	7	21

	$57	$79

Components of accounts payable and accrued liabilities
Accounts payable	$149	$225
Royalty payable	76	72
Capital accrual	186	230
Operating accrual	180	172
Share-based compensation liability	12	24
Other	51	41

	$654	$764

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Penn West’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total
2013	$208	$40	$15	$263
2012	$307	$21	$36	$364

5. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating costs to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	As at December 31
	2013	2012
Peace River Oil Partnership	$235	$328
Cordova Joint Venture	88	97

Total	$323	$425

Current portion	$139	$187
Long-term portion	184	238

Total	$323	$425

2013 ANNUAL FINANCIAL STATEMENTS 18

6. Exploration and evaluation assets

	Year ended December 31
	2013	2012
Balance, beginning of year	$609	$418
Capital expenditures	18	110
Joint venture, carried capital	62	118
Expensed	(44)	(17)
Transfers to PP&E	—	(16)
Net dispositions	—	(4)

Balance, end of year	$645	$609

On December 31, 2013 and 2012 no impairment existed related to exploration and evaluation assets. An impairment test was completed on amounts reclassified into PP&E during 2012 at which time the estimated fair value exceeded the carrying amount and no impairment was indicated.

Penn West’s non-cash E&E expense primarily relates to land expiries and minor properties not expected to be continued into the development phase.

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2012	$14,815	$5,279	$14	$127	$20,235
Capital expenditures	951	675	—	16	1,642
Joint venture, carried capital	19	—	—	—	19
Acquisitions	42	10	—	—	52
Dispositions	(1,786)	(446)	—	—	(2,232)
Transfers from E&E	13	3	—	—	16
Net decommissioning additions	53	13	—	—	66

Balance at December 31, 2012	$14,107	$5,534	$14	$143	$19,798
Capital expenditures	455	332	—	10	797
Joint venture, carried capital	22	—	—	—	22
Acquisitions	14	4	—	—	18
Dispositions	(826)	(207)	—	—	(1,033)
Net decommissioning dispositions	(7)	(2)	—	—	(9)

Balance at December 31, 2013	$13,765	$5,661	$14	$153	$19,593

2013 ANNUAL FINANCIAL STATEMENTS 19

Accumulated depletion, depreciation and impairment

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2012	$6,293	$1,993	$10	$46	$8,342
Depletion and depreciation	1,032	205	1	10	1,248
Impairments	277	—	—	—	277
Dispositions	(769)	(192)	—	—	(961)

Balance at December 31, 2012	$6,833	$2,006	$11	$56	$8,906
Depletion and depreciation	845	193	1	11	1,050
Impairments	742	—	—	—	742
Dispositions	(398)	(99)	—	—	(497)

Balance at December 31, 2013	$8,022	$2,100	$12	$67	$10,201

Net book value

	As at December 31
	2013	2012
Total	$9,392	$10,892

On December 31, 2013, Penn West recorded a $742 million impairment charge related to certain non-core, natural gas properties in British Columbia and Alberta, primarily due to limited planned development capital. Additionally, lower estimated reserve recoveries forecasted for properties located in Manitoba contributed to the impairment. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

On December 31, 2012, Penn West recorded a $277 million impairment charge related to certain properties in northern British Columbia, primarily due to weak natural gas prices. The recoverable amount was based on the CGU’s value-in-use. The recoverable amounts used in the impairment tests were calculated using proved plus probable reserves and a pre-tax discount rate of 10 percent.

Impairment losses have been included within depletion, depreciation and impairment. As a result of Penn West’s strategic review process and ongoing asset disposition activity, the Company re-aligned certain of its CGUs with its current asset base in 2013.

The following table outlines benchmark prices at December 31, 2013 used in the impairment tests:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2014	$94.65	$4.00	0.94
2015	88.37	3.99	0.94
2016	84.25	4.00	0.94
2017	95.52	4.93	0.94
2018	96.96	5.01	0.94
2019 – 2023	$101.41	$5.26	0.94
Thereafter (inflation percentage)	1.5%	1.5%	—

2013 ANNUAL FINANCIAL STATEMENTS 20

8. Goodwill

	Year ended December 31
	2013	2012
Balance, beginning of year	$1,966	$1,991
Dispositions	(6)	(25)
Impairment	(48)	—

Balance, end of year	$1,912	$1,966

Penn West’s goodwill balance is primarily associated with a group of CGUs which represent key light-oil properties in the Cardium, Carbonates and Viking areas. A small portion is related to a CGU in the Wainwright area.

Penn West completed a goodwill impairment test for the balance related to the group of CGUs at December 31, 2013 and 2012 at which time the recoverable amount exceeded the carrying value; thus no impairment was recorded. The recoverable amount was determined based on the fair value less costs to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends.

The values assigned to the future cash flows, forecasted commodity prices and future development costs were obtained from Penn West’s year-end reserve report, which was evaluated or audited by its independent reserve engineers. These values were based on future cash flows of proved plus probable reserves discounted at a rate of 10 percent (2012 – 10 percent). The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs primarily based on anticipated development capital programs.

The value of resources incremental to the reserve report was obtained from internal analysis completed by Penn West most notably through the review of its drilling program results and competitor analysis and outlined in its current five-year plan. This was further supported by contingent resource studies that were compiled by independent reserve engineers. Based on this internal analysis, Penn West identified and risked potential drilling locations that were not assigned any proved plus probable reserves. The value of these additional drilling locations was included in the recoverable amount, based on the net present value of proved undeveloped locations within the same resource play from the Company’s most recent annual reserve report. A discount rate of 10 percent (2012 – 10 percent) was applied to determine an estimate of the present value of the future cash flows.

At December 31, 2013, Penn West completed a goodwill impairment test on its Wainwright CGU, to which goodwill is allocated and recorded an impairment charge in the amount of $48 million, which was the total carrying value of the goodwill attributed to the CGU. The recoverable amount was based on the fair value less cost to sell consistent with the methodology applied above, which was primarily based on the proved plus probable reserves value, discounted at 10 percent. In 2013, Penn West reduced its goodwill balance by $54 million as a result of allocating goodwill to minor property dispositions completed in prior years of which $25 million related to 2012 and $29 million related to prior years. The goodwill reduction in 2012 was offset to gains on dispositions and resulted in a decrease to earnings per share by $0.06. The reduction to prior years was offset to opening retained earnings at January 1, 2012.

2013 ANNUAL FINANCIAL STATEMENTS 21

9. Long-term debt

	As at December 31
	2013	2012
Bankers’ acceptances and prime rate loans	$401	$752
U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	170	159
5.80%, US$155 million, maturing May 31, 2017	165	154
5.90%, US$140 million, maturing May 31, 2019	149	139
6.05%, US$20 million, maturing May 31, 2022	21	20
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	162	152
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	296	276
6.40%, US$49 million, maturing May 29, 2020	53	49
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	100	91
Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	53	50
8.89%, US$35 million, maturing May 5, 2016	37	35
9.32%, US$34 million, maturing May 5, 2019	36	34
8.89%, US$30 million, maturing May 5, 2019 (2)	32	35
9.15%, £20 million, maturing May 5, 2019 (3)	35	32
9.22%, €10 million, maturing May 5, 2019 (4)	15	13
7.58%, CAD$5 million, maturing May 5, 2014	5	5
Senior unsecured notes – 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	29	27
4.88%, CAD$50 million, maturing March 16, 2015	50	50
5.29%, US$65 million, maturing March 16, 2017	69	65
5.85%, US$112 million, maturing March 16, 2020	120	112
5.95%, US$25 million, maturing March 16, 2022	27	25
6.10%, US$20 million, maturing March 16, 2025	21	20
Senior unsecured notes – 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	10
4.17%, US$18 million, maturing December 2, 2017	19	18
5.38%, CAD$50 million, maturing December 2, 2020	50	50
4.88%, US$84 million, maturing December 2, 2020	89	84
4.98%, US$18 million, maturing December 2, 2022	19	18
5.23%, US$50 million, maturing December 2, 2025	53	50
Senior unsecured notes – 2011 Q4 Notes
3.64%, US$25 million, maturing November 30, 2016	27	25
4.23%, US$12 million, maturing November 30, 2018	13	12
4.63%, CAD$30 million, maturing November 30, 2018	30	30
4.79%, US$68 million, maturing November 30, 2021	72	68

Total long-term debt	$2,458	$2,690

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, which began in 2013 with a repayment of $5 million, over the remaining six years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

2013 ANNUAL FINANCIAL STATEMENTS 22

The split between current and non-current long-term debt is as follows:

	As at December 31
	2013	2012
Current portion	$64	$5
Long-term portion	2,394	2,685

Total	$2,458	$2,690

There were no senior unsecured notes issued in either 2013 or 2012. The change in the carrying values is due to conversion to Canadian dollar equivalents at the balance sheet date partially offset by repayments of US$5 million on the senior unsecured notes. Penn West has $641 million (39 percent) of the repayment terms of the senior unsecured notes hedged at an average of US$1.00 equals CAD$1.00 for which the offsetting gain is recorded as unrealized risk management on foreign exchange contracts.

Additional Information on Penn West’s senior unsecured notes was as follows:

	As at December 31
	2013	2012
Weighted average remaining life (years)	4.5	5.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2013, the Company had approximately $2.6 billion of unused credit capacity available.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at December 31, 2013, none (2012 – four percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $7 million were outstanding on December 31, 2013 (2012 – $5 million) that reduce the amount otherwise available to be drawn on the syndicated facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2013, an expense of $9 million (2012 – $9 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps.

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:

	As at December 31
	2013	2012
2007 Notes	$546	$517
2008 Notes	592	565
UK Notes	103	96
2009 Notes	239	235
2010 Q1 Notes	336	326
2010 Q4 Notes	247	237
2011 Notes	142	137

Total	$2,205	$2,113

2013 ANNUAL FINANCIAL STATEMENTS 23

10. Decommissioning liability

The decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2012—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (2012—7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2013	2012
Balance, beginning of year	$635	$607
Net liabilities incurred (disposed) (1)	(90)	(166)
Increase in liability due to changes in estimates	81	232
Liabilities settled	(66)	(92)
Accretion charges	43	54

Balance, end of year	$603	$635

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

11. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, unsecured notes described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2013 and 2012, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

2013 ANNUAL FINANCIAL STATEMENTS 24

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

		Carrying value		Fair value
	Classification	2013	2012	2013	2012
Accounts receivable	Loans and receivables	$263	$364	$263	$364
Derivative financial assets	FV through profit/loss	52	102	52	102
Derivative financial liabilities	FV through profit/loss	40	44	40	44
Accounts payable and accrued liabilities	Financial liabilities	654	764	654	764
Dividends payable	Financial liabilities	68	129	68	129
Bankers’ acceptances and prime rate loans	Financial liabilities	401	752	401	752
Senior notes (1)	Financial liabilities	$2,057	$1,938	$2,205	$2,113

(1)	Calculated as the present value of the interest and principal payments at December 31.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2013	2012
Balance, beginning of year	$58	$(93)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(94)	156
Electricity swaps	—	(28)
Interest rate swaps	9	12
Foreign exchange forwards	27	1
Cross currency swaps	12	10

Total fair value, end of year	$12	$58

Total fair value consists of the following:
Fair value, end of year – current asset portion	$2	$76
Fair value, end of year – current liability portion	(24)	(9)
Fair value, end of year – non-current asset portion	50	26
Fair value, end of year – non-current liability portion	(16)	(35)

Total fair value, end of year	$12	$58

Based on December 31, 2013 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $4 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by an insignificant amount.

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	As at December 31
	2013	2012
Risk management
Current asset	$3	$76
Non-current asset	51	26
Current liability	(25)	(9)
Non-current liability	$(17)	$(35)

2013 ANNUAL FINANCIAL STATEMENTS 25

Penn West had the following financial instruments outstanding as at December 31, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	10,000 bbls/d	Jan/14 – Jun/14	US$93.20 to $101.00/bbl	$—
WTI Swaps	20,000 bbls/d	Jan/14 – Jun/14	US$93.74/bbl	(15)
Natural gas
AECO Forwards	90,000 mcf/d	Jan/14 – Dec/14	$3.90/mcf	—
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14	$3.41 to $4.17/mcf	(2)
Electricity swaps
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	(3)
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$56.43/MWh	(4)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—
Interest rate swaps	$650	Jan/14	2.65%	(1)
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	50
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(12)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	—
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$12

A realized gain of $11 million (2012—$7 million) on electricity contracts has been included in operating costs for 2013.

Subsequent to December 31, 2013, Penn West entered into AECO collars in 2015 on 70,000 mcf per day between $3.69 per mcf and $4.52 per mcf and foreign exchange forward contracts on revenue from January 2014 to June 2014 on $84 million per month at a floor of 1.0775 CAD/USD and a ceiling of 1.1050 CAD/USD.

2013 ANNUAL FINANCIAL STATEMENTS 26

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments. At December 31, 2013, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$20	2014	0.99885 CAD/USD
Buy US$76	2015	1.00705 CAD/USD
Buy US$74	2016	0.99838 CAD/USD
Buy US$104	2017	0.99895 CAD/USD
Buy US$113	2018	0.99885 CAD/USD
Buy US$100	2019	0.99386 CAD/USD
Buy US$134	2020	0.99885 CAD/USD
Buy US$20	2022	0.98740 CAD/USD

At December 31, 2013, Penn West had US dollar denominated debt with a face value of US$1.0 billion (2012—US$1.0 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

2013 ANNUAL FINANCIAL STATEMENTS 27

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2013, the maximum exposure to credit risk was $263 million (2012—$364 million) being the carrying value of the accounts receivable.

Interest Rate Risk

A portion of the Company’s debt capital is held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2013, none of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2012 – four percent).

As at December 31, 2013, a total of $2.1 billion (2012 – $1.9 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 4.5 years (2012 – 5.5 years) and an average interest rate of 5.8 percent (2012 – 5.8 percent), including the effects of interest rate swaps.

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter
Bank debt	$—	$—	$401	$—	$—	$—
Senior unsecured notes	64	265	230	258	474	766
Accounts payable and accrued liabilities	642	—	—	—	—	—
Dividends payable	68	—	—	—	—	—
Share-based compensation accrual	12	9	—	—	—	—

Total	$786	$274	$631	$258	$474	$766

2013 ANNUAL FINANCIAL STATEMENTS 28

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
Deferred tax expense (recovery)	2013	2012
Changes in temporary differences	$(243)	$63

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2013	2012
Income (loss) before taxes	$(1,081)	$212
Combined statutory tax rate (1)	25.3%	25.4%
Computed income tax expense (recovery)	$(273)	$54
Increase (decrease) resulting from:
Share-based compensation	4	7
Unrealized foreign exchange	21	(5)
Non-deductible impairment	14	6
Other	(9)	1

Deferred tax expense (recovery)	$(243)	$63

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2013 and December 31, 2012.

Penn West has income tax filings that are subject to audit by taxation authorities, which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2012	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2012
Deferred tax liabilities (assets)
PP&E	$2,256	$(266)	$—	$1,990
Risk management	(26)	52	—	26
Decommissioning liability	(164)	3	—	(161)
Stock-based compensation	(26)	19	—	(7)
Non-capital losses	(753)	255	—	(498)

Net deferred tax liability	$1,287	$63	$—	$1,350

	Balance January 1, 2013	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2013
Deferred tax liabilities (assets)
PP&E	$1,990	$(22)	$(12)	$1,956
Risk management	26	(23)	—	3
Decommissioning liability	(161)	8	—	(153)
Stock-based compensation	(7)	2	—	(5)
Non-capital losses	(498)	(201)	—	(699)

Net deferred tax liability	$1,350	$(236)	$(12)	$1,102

2013 ANNUAL FINANCIAL STATEMENTS 29

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

Penn West has a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provides eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount. Common shares are issued from Treasury at 95 percent of the 10-day volume-weighted average market price when available. When common shares are not available from Treasury they are acquired in the open market at prevailing market prices.

Eligible shareholders who participate in the DRIP may also purchase additional common shares, subject to a quarterly maximum of $15,000 and a minimum of $500. Optional cash purchase common shares are acquired in the open market at prevailing market prices or issued from Treasury, without a discount at the 10-day volume-weighted average market price.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2012	471,372,730	$8,840
Issued on exercise of equity compensation plans (1)	229,633	28
Issued to dividend reinvestment plan	7,779,185	117
Cancellations (2)	(122,878)	—

Balance, January 1, 2013	479,258,670	$8,985
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	$9,124

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included are 102,793 shares issued from Treasury (2012 – 15,364) due to individuals settling restricted rights in exchange for common shares.
(2)	Represents shares cancelled pursuant to sunset clauses contained in prior plans of arrangement.

	Year ended December 31
Other Reserves	2013	2012
Balance, beginning of year	$97	$95
Share-based compensation expense	15	27
Net benefit on options exercised (1)	(32)	(25)

Balance, end of year	$80	$97

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

2013 ANNUAL FINANCIAL STATEMENTS 30

14. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Year ended December 31
	2013		2012
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	15,737,400	$22.54	7,919,600	$25.73
Granted	8,937,200	10.32	9,202,900	19.88
Exercised	(1,000,000)	10.24	—	—
Forfeited	(8,722,770)	19.85	(1,385,100)	23.05

Outstanding, end of year	14,951,830	$17.63	15,737,400	$22.54

Exercisable, end of year	3,419,818	$23.46	2,566,282	$25.05

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$10.00 - $13.99	6,227,000	$10.43	4.3	92,525	$11.50
$14.00 - $18.99	1,080,825	15.52	3.4	379,325	15.68
$19.00 - $23.99	4,331,850	21.02	3.2	1,172,156	20.90
$24.00 - $27.99	3,312,155	27.43	2.3	1,775,812	27.43

	14,951,830	$17.63	3.2	3,419,818	$23.46

Common Share Rights Incentive Plan (“CSRIP”)

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Year ended December 31
	2013		2012
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of year	10,535,361	$23.84	17,110,193	$23.84
Forfeited	(7,479,947)	23.84	(6,574,832)	23.84

Outstanding, end of year	3,055,414	$23.84	10,535,361	$23.84

Exercisable, end of year	3,055,414	$23.84	8,782,046	$23.84

2013 ANNUAL FINANCIAL STATEMENTS 31

	Year ended December 31
	2013		2012
Restricted Rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of year	10,535,361	$13.32	17,110,193	$15.15
Exercised (1)	(4,528,893)	6.65	(4,891,135)	14.44
Forfeited	(2,951,054)	16.45	(1,683,697)	17.68

Outstanding, end of year (2)	3,055,414	$16.91	10,535,361	$13.32

Exercisable, end of year	3,055,414	$16.91	8,782,046	$12.41

(1)	The weighted average share price of restricted rights exercised in 2013 was $10.67 per share (2012—$19.84 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights vest over a three-year period and expire four years after the date of the grant. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At December 31, 2013, the value of the restricted rights was $nil (2012 – $15 million).

	Restricted Rights Outstanding			Restricted Rights Exercisable
Range of Adjusted Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price (1)
$14.00 - $15.99	176,844	$15.28	0.3	176,844	$15.28
$16.00 - $16.99	1,756,626	16.46	0.3	1,756,626	16.46
$17.00 - $19.99	1,121,944	17.88	0.4	1,121,944	17.88

	3,055,414	$16.91	0.3	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

Share Rights

On the date of the conversion to a corporation, trust unit right holders who did not elect to exchange their trust unit rights for a Restricted Option and Restricted Right, as described above, or who held “out-of-the-money” trust unit rights were issued Share Rights under the CSRIP in exchange for their trust unit rights. Share Rights were issued with the same or similar features to trust unit rights including vesting terms, grant prices and the reduction of the exercise price for dividends paid in certain circumstances.

2013 ANNUAL FINANCIAL STATEMENTS 32

	Year ended December 31
	2013		2012
Share Rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of year	291,638	$11.99	2,549,112	$23.13
Exercised (1)	(136,388)	6.23	(214,269)	13.29
Forfeited	(114,940)	15.03	(2,043,205)	24.40

Outstanding, end of year (2)	40,310	$15.94	291,638	$11.99

Exercisable, end of year	40,310	$15.94	253,665	$11.21

(1)	The weighted average share price on share rights exercised in 2013 was $10.56 per share (2012 - $19.54 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

	CSRIP Outstanding			CSRIP Exercisable
Range of Adjusted Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price (1)
$14.00 - $15.99	9,810	$15.03	0.3	9,810	$15.03
$16.00 - $16.99	30,500	16.24	0.4	30,500	16.24

	40,310	$15.94	0.4	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

The remaining Share Rights vest over a three-year period and expire four years after the date of the grant. The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There have been no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011, and there will be no issuance under these plans in the future.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

	Year ended December 31
LTRIP awards (number of shares equivalent)	2013	2012
Outstanding, beginning of year	1,951,655	1,411,676
Granted	3,102,225	1,345,829
Vested and paid	(780,228)	(516,763)
Forfeited	(1,459,883)	(289,087)

Outstanding, end of year	2,813,769	1,951,655

At December 31, 2013, LTRIP obligations of $10 million were classified as a current liability (2012 - $9 million) included in accounts payable and accrued liabilities and $7 million were classified as a non-current liability (2012 - $5 million) included in other non-current liabilities.

2013 ANNUAL FINANCIAL STATEMENTS 33

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2013, 104,663 DSUs (2012 – 37,416) were outstanding and $1 million was recorded as a current liability (2012 – nil).

Performance Share Unit plan (“PSU”)

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

	Year ended December 31
PSU awards (number of shares equivalent)	2013	2012
Outstanding, beginning of year	—	—
Granted	1,544,429	—
Vested	(494,140)	—
Forfeited	(80,566)	—

Outstanding, end of year	969,723	—

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At December 31, 2013, $1 million (December 31 2012 – nil) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2012 – nil) included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2013	2012
Options	$15	$21
Restricted Options	—	6
Restricted Rights	—	(45)
Share Rights	—	—
LTRIP	13	8
DSU	1	—
PSU	3	—

Share-based compensation	$32	$(10)

During 2013, $6 million of PSU expense was accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former executives.

The share price used in the fair value calculation of the LTRIP, Restricted Rights, PSU and DSU obligations at December 31, 2013 was $8.87 (2012 – $10.80).

2013 ANNUAL FINANCIAL STATEMENTS 34

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2013	2012
Average fair value of options granted (per share)	$1.03	$2.37
Expected life of restricted options (years)	4.0	4.0
Expected volatility (average)	32.4%	32.9%
Risk-free rate of return (average)	1.5%	1.3%
Dividend yield	6.5%	7.8%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Dividends

Dividends are paid quarterly at the discretion of the Board of Directors and are deducted from retained earnings as declared.

In 2013, Penn West paid dividends of $458 million or $0.95 per share (2012—$512 million or $1.08 per share).

On January 15, 2014, Penn West paid its fourth quarter 2013 dividend of $0.14 per share totalling $68 million. On March 6, 2014, Penn West declared its first quarter 2014 dividend of $0.14 per share to be paid on April 15, 2014 to shareholders of record at the close of business on March 31, 2014.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2013	2012
Net income (loss) – basic and diluted	$(838)	$149

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2013	2012
Basic	485,814,089	475,603,963
Dilutive impact of share-based instruments	—	204,019

Diluted	485,814,089	475,807,982

For 2013, 18.0 million shares (2012 – 25.3 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

2013 ANNUAL FINANCIAL STATEMENTS 35

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2013	2012
Accounts receivable	$101	$122
Other current assets	7	17
Deferred funding obligation	19	34
Accounts payable and accrued liabilities	(120)	(304)

	$7	$(131)

Operating activities	$51	$37
Investing activities	(44)	(168)

	$7	$(131)

Interest paid	$177	$204
Income taxes recovered	$7	$—

18. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing shareholder return through a combination of growth and yield.

Penn West defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors. Currently, dividends are paid quarterly at the discretion of the Board of Directors.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2013, the Company was in compliance with all of its financial covenants.

2013 ANNUAL FINANCIAL STATEMENTS 36

	Year ended December 31
(millions, except ratio amounts)	2013	2012
Components of capital
Shareholders’ equity	$7,710	$8,820
Long-term debt	$2,458	$2,690

Ratios
Senior debt to EBITDA (1)	2.2	2.1
Total debt to EBITDA (2)	2.2	2.1
Senior debt to capitalization (3)	24%	23%
Total debt to capitalization (4)	24%	23%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$1,139	$1,291

Credit facility debt and senior notes	$2,458	$2,690
Letters of credit	7	5

Senior debt and total debt	2,465	2,695
Total shareholders’ equity	7,710	8,820

Total capitalization	$10,175	$11,515

(1)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(2)	Less than 4:1.
(3)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(4)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.

19. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$64	$265	$631	$258	$474	$766
Transportation	55	73	61	57	55	306
Power infrastructure	14	14	14	14	14	11
Drilling rigs	11	15	11	6	—	—
Purchase obligations	5	5	1	1	1	—
Interest obligations	138	127	107	84	63	84
Office lease	58	58	57	54	54	347
Decommissioning liability	$75	$72	$70	$84	$86	$216

Penn West’s syndicated credit facility is due for renewal on June 30, 2016. If Penn West is not successful in renewing or replacing the facility, it could enter other facilities including term bank loans. In addition, Penn West has an aggregate of $2.1 billion in senior notes maturing between 2014 and 2025. Penn West continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

2013 ANNUAL FINANCIAL STATEMENTS 37

Penn West’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Purchase obligations relate to Penn West’s commitments for CO2 purchases and processing fees related to Penn West’s interests in the Weyburn CO2 miscible flood property in S.E. Saskatchewan. These amounts represent estimated commitments of $8 million for CO2 purchases and $5 million for processing fees related to Penn West’s interest in the Weyburn Unit.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totalling $306 million. For 2013, lease cost, net of recoveries totalled $30 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

20. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice Presidents, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year ended December 31
	2013	2012
Salary and employee benefits	$4	$9
Termination benefits	8	6
Share-based payments (1)	11	(6)

	$23	$9

(1)	Includes changes in the fair value of Restricted Rights and PSUs and non-cash charges related to the Option Plan, CSRIP, and DSU for key management personnel.

21. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2013, employee compensation costs of $114 million (2012 - $139 million) were included in operating costs and $132 million (2012 - $176 million) were included in general and administrative expenses.

2013 ANNUAL FINANCIAL STATEMENTS 38

22. Subsequent event

Subsequent to December 31, 2013, Penn West entered into a purchase and sales agreement to dispose of non-core assets located in central and southern Alberta for proceeds of $175 million, prior to closing adjustments, with average production of approximately 6,700 boe per day. This disposition is anticipated to close on March 14, 2014. Penn West plans to use the proceeds from the disposition to repay outstanding advances under its credit facility.

2013 ANNUAL FINANCIAL STATEMENTS 39